Filed by SRC Energy Inc.

(Commission File No. 001-35245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:  SRC Energy Inc.

(Commission File No. 001-35245)

On January 3, 2020, SRC Energy Inc. distributed the following information to certain of its employees:

Transitional Employee FAQs

The following information is intended for SRC employees who have signed a Transition Agreement with PDC following the merger close date.

GENERAL STATEMENT ABOUT TRANSITIONAL EMPLOYMENT

You have been offered and accepted a position as a Transitional Team Member with PDC.  The main thing to remember as part of this is that you will transition to PDC’s payroll system and benefits effective on the day after closing.  As part of that transition, you will go through an onboarding and orientation process with PDC and will be required to execute new enrollment and payroll forms.

This FAQ document was written with the expected close occurring sometime in early 2020.  As you know, the date of closing is subject to change, and employees will be informed of any adjustment as soon as feasible.  For the below purposes, please use an expected close in early 2020 and adjust information as needed.

PAYROLL, 2019 BONUS, PAID TIME OFF (PTO) AND SEVERANCE

1.              What should I expect on my last paycheck processed through SRC’s payroll system (Paycom)?

Your last paycheck via Paycom will be processed on the closing date and will include the following:

•                  Payment for all hours worked through the close date.

•                  If we close in the middle of a pay period and you are an hourly employee, you will be paid through the actual close date based on hours worked and expected hours.  We must run payroll within Paycom two business days prior to the pay date so we will calculate your last SRC paycheck to be paid via direct deposit based on scheduled hours on those last few days.  If your actual hours worked vary from your scheduled hours, we will make an adjustment and cut a hard copy check on the day following the close date to make you whole.  This check will be mailed to your home address on Paycom, so please confirm accuracy.

•                  If we close in the middle of a pay period and you are a salaried employee, your last SRC paycheck will be prorated based on the number of days worked in the pay period.

•                  Payment for all accrued but unused Paid Time Off.  All employees are expected to continue to submit PTO through the close date.  If you have a negative PTO balance on the close date, this amount will be deducted from your final SRC paycheck per the handbook (see below for more details on PTO).

•                  All regularly scheduled deductions will be prorated based on the close date, but we will not make a 401(k) deduction from your last SRC payroll (see below).

2.              When can I expect my first paycheck from PDC?

PDC payroll is on a bi-weekly schedule.  Presuming a January 14th close, your first PDC paycheck would occur on January 31st for the pay period ending January 24th.   The next full pay period is January 25th through February 7th with a pay date of February 14th.

3.              Will I still receive my SRC Bonus at the end of the year?

The cash bonuses for the 2nd half of 2019 were paid through Paycom via direct deposit on December 20, 2019.  As usual, these bonuses were 100% discretionary and were adjusted based on employee and company performance during the 2nd half of the year.

SRC is not permitted to grant any additional Restricted Stock Units.  Therefore, no stock bonuses will be granted between now and the close date.

4.              What happens to my PTO?

Per SRC’s previous communications regarding PTO following the merger announcement, PTO will be handled as detailed in the SRC Employee Handbook.  As you know, SRC has a use it or lose it policy that occurs on December 31st of each year.  Therefore, all PTO accruals will be zeroed out and accruals will begin again on the first payroll of 2020.  Presuming a close date of January 14th, because accruals are not earned until a full payroll period has occurred, this will mean that no SRC PTO will be accrued in 2020.

Upon starting as a PDC employee, you will begin to accrue PTO at the rate commensurate with your years of relative professional experience:

Annual PTO Leave	Per Pay Accrual Rate	Completed Relative Professional Experience
144 Hours (18 days)	5.54 Hours	< 5 Years
184 Hours (23 days)	7.08 Hours	5-10 Years
224 Hours (28 days)	8.62 Hours	10-20 Years
264 Hours (33 days)	10.16 Hours	20+ Years

5.              What should I expect on my last paycheck at the end of my transitional employment?

You will transition to PDC’s payroll system on the day after closing.  Upon termination of employment at the end of your transitional period, your last paycheck from PDC will include the following:

•                  Payment for all hours worked through your last day of employment.

•                  Payment for all accrued but unused Paid Time Off accrued at your PDC rate.

•                  All regularly scheduled deductions such as 401(k) deferral and benefit premiums.

6.              When can I expect my severance?

Provided you meet the eligibility requirements for severance, on your last date of employment with PDC, you will be provided with a General Release of Claims (ROC) form.  To be eligible for Severance as detailed in your Transition Agreement and the SRC Severance Plan, this form needs to be signed and returned to PDC HR (exact delivery details will be included on the form) within 45 days of your last day of employment with PDC.  Following receipt of your signed ROC, and after any revocation period has elapsed for individuals 40 years of age and older, you will be paid your severance on the next regularly scheduled payroll.  You will receive detailed instructions for executing the ROC, should you choose to do so, no later than the last day of your employment with PDC.  All severance payments will be subject to income tax withholding at the supplemental income tax withholding rate.

To be eligible for any severance payment, an employee must be employed at the end of their transition period.  Please review the Severance Plan and your Transition Agreement for further details on eligibility.

BENEFITS AND COBRA CONTINUATION COVERAGE

1.              What happens to my health insurance?

Your SRC benefits will terminate at 11:59p.m. on the close date.  This includes all health, dental, vision, and flexible spending account coverages (although you may have until March 31, 2020 to submit FSA claims, see below).  PDC benefits will be effective on the following day.  You will be provided with PDC’s benefit options and instructions for enrollment in their plans at orientation.

2.              How does the paid COBRA subsidy from the Severance Plan work?

You will be offered COBRA continuation coverage under PDC’s benefit plans following your last day of employment with PDC.  You will receive a full benefits package of information regarding your COBRA choices, as well as instructions for completing your COBRA election, should you wish to elect.

As you know, under the Severance Plan, COBRA is paid by PDC for 3 months following your termination date.  This is only paid if you elect COBRA coverage.  PDC will pay the employer and employee portion of your premiums on your behalf for those three months with a termination date of exactly three months from your last day of employment with PDC.  PDC will pay through that date and you will be billed for a prorated amount for the remainder of the month in which the subsidy expires.  After the paid subsidy, in order to continue coverage, you will need to pay the COBRA premium invoiced to you by Rocky Mountain Reserve, PDC’s COBRA administrator.  If payments are not received by the due dates provided to you by Rocky Mountain Reserve, your COBRA coverage will be dropped.

It’s important to know that dropping COBRA coverage via non-payment is not considered a “qualifying event” when it comes to electing another coverage alternative.  For instance, if you are planning to elect COBRA for three months during the paid subsidy and then elect to join your spouse’s plan, you generally will not be able to do so unless it is during your spouse’s open enrollment period or you have an actual qualifying event.  However, it is worth checking into this if you plan to change coverages following your paid COBRA subsidy.  There could be exceptions to this that are specific to the new provider especially if electing individual insurance.

Additionally, if you are Medicare eligible, please speak with a Medicare expert prior to electing COBRA Coverage as COBRA is not always creditable coverage under Medicare and therefore you may be subject to penalties should you opt to elect COBRA coverage. There are insurance agents who specialize in advising on matters related to Medicare coverage, and you may want to contact such an agent to help you navigate the Medicare issues.

3.              I have a balance in my Flexible Spending Account (FSA), how do I access that cash?

If previously elected, you may continue to use your 2019 FSA balance through the grace period that ends March 31, 2020.  SRC will not be offering FSA in 2020 through SRC’s plans, but depending on the plan you choose with PDC, you may be eligible to elect an FSA through PDC.  If you have a balance in your FSA on your last day of employment with PDC, you’ll need to elect FSA on your COBRA coverage to be able to access those funds.  Upon election, you will still be required to pay into your FSA at the previously elected rate.

4.              I’m currently utilizing SRC’s Employee Assistance Program (EAP), CuraLinc.  Will I be dropped from those services on the close date?

No.  CuraLinc will complete any cases that are in progress at the time of termination.  Therefore, if you are in the middle of a case you can expect to continue those services until resolution past the close date.  The same will go if you are utilizing PDC’s EAP at the time of termination.

5.              What happens if I am on Short- or Long-Term Disability on the close date/my termination date from PDC?

You will continue to receive payment for disability benefits from the disability carrier until you are no longer eligible.

6.              What happens to my life insurance?

SRC life insurance will end on the day of closing.  This includes both company-paid insurance and voluntary insurance.  The same holds for PDC’s life insurance plans; both company-paid and voluntary life insurance terminates on the last day of employment.

RETIREMENT PLANS

1.              What will happen to my SRC 401(k)?

The SRC Energy Inc. 401(k) plan will be terminated on the day prior to closing. Your last date to contribute will be on our last regular payroll date prior to the date of closing (note, the closing payroll will NOT include a 401(k) contribution or match).  You will then receive a notice with your distribution options approximately one month following the close date.  This notice will come with full details regarding different options you have, including the option to roll your SRC balance over to PDC’s 401(k) plan, as well as deadlines for making a distribution decision.  Should you miss the deadline, American Funds will automatically roll your 401(k) funds into an IRA at American Funds.  Our 401(k) advisor, Brad Trujillo, will be available for questions regarding your rollover options closer to the date of closing and through the distribution window.

Important Note: Presuming a close date of January 14th, this means that there will be no 401(k) contributions or employer-matching in 2020.

2.              I have a loan on my SRC 401(k), what happens to that?

To avoid taxation and potential early withdrawal penalties on your SRC 401(k) loan, you will need to either (i) pay off the loan balance, or (ii) roll over your loan balance to PDC’s 401(k) plan along with your cash SRC 401(k) balance.  If you rollover your SRC 401(k) plan loan, then upon termination from PDC, you will need to arrange with Fidelity for repayment of that loan before the following tax deadline to avoid any early withdrawal penalties.

SRC ENERGY EQUITY

1.              What happens to my awarded but unvested restricted stock units and/or stock bonus awards (collectively, RSUs) in SRC Energy?

Your unvested RSU’s will vest the day of closing and will be paid in in the form of PDC shares, net of all applicable tax withholdings.  The PDC shares will be issued to your TD Ameritrade account on or shortly following the closing date of merger.

2.              What happens to my vested and/or unvested stock options?

Your unvested stock options will vest the day of closing.

If your stock options are “in the money” on the close date (i.e. the value per share based on the merger consideration is greater than the exercise price), then your options will automatically be cancelled and you will be paid the value in your options in the form of PDC shares, net of all applicable tax withholdings.   The PDC shares will be issued to your TD Ameritrade account on or shortly following the closing date of the merger.  You do not have to exercise your options prior to closing to receive this automatic payment.

If your stock options are “out of the money” on the close date (i.e. the value per share based on the merger consideration is less than the exercise price), then the options will automatically be cancelled as of the closing of the merger and you will not be entitled to any payment in respect of same.

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC Energy, Inc. (“PDC”) and SRC Energy Inc. (“SRC”). In connection with the proposed transaction, PDC has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC has sent the definitive joint proxy statement/prospectus to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC are available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC are available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on PDC’s or SRC’s management’s current beliefs and assumptions, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected, expressed or implied by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC may not approve the merger agreement or the issuance of new shares of common stock in the proposed transaction or that shareholders of SRC may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the outcome of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that the combined company may not operate as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at https://ir.srcenergy.com/investor-relations and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that PDC or SRC believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.